1095 Avenue of the Americas
New York, NY 10036
Peter M. Carlson
Executive Vice President &
Chief Accounting Officer
May 14, 2010
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MetLife, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 26, 2010 File Number: 001-15787
Dear Mr. Rosenberg:
This letter sets forth the response of MetLife, Inc. (the “Company”) to the comments contained in your letter dated April 30, 2010, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (“2009 Form 10-K”).
In response to your comments, we have reproduced your comments below in boldface, italic type and set forth our response immediately below each comment.
Item 7 – Management Analysis of Financial Position and Results of Operations
Summary of Critical Accounting Estimates
Embedded Derivatives, page 73
1.	Please revise your disclosure to include quantified and narrative disclosure of the impact that reasonably likely changes in the company’s own credit risk used to estimate fair value would have on the financial statements.
Management Response:
Commencing with the Company’s Form 10-K filing for the year ended December 31, 2010, the following disclosure will be added to Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Critical Accounting Estimates — Embedded Derivatives:

Mr. James B. Rosenberg
May 14, 2010

As described above, the valuation of variable annuity guarantees accounted for as embedded derivatives includes an adjustment for the Company’s own credit, which is subject to variability. The table below illustrates the impact that a range of reasonably likely variances in credit spreads would have on the Company’s consolidated balance sheet, excluding the effect of income tax. Changes in the carrying values of policyholder account balances (“PABs”) would be reported in net investment gains (losses) and changes in the carrying value of deferred acquisition costs (“DAC”) and value of business acquired (“VOBA”) would be reported in other expenses. However, these estimated effects do not take into account potential changes in other variables, such as equity price levels and market volatility, that can also contribute significantly to changes in carrying values. Therefore, the table does not necessarily reflect the ultimate impact on the Consolidated Financial Statements under the credit spread variance scenarios presented below.
In determining the ranges presented, the Company has considered current market conditions as well as the market level of spreads that can reasonably be anticipated over the near term. The ranges presented do not reflect extreme market conditions experienced during the 2008 and 2009 economic crisis as the Company does not consider those to be reasonably likely events in the near future.

Carrying Value
At December 31, 2010
	PABs	DAC and VOBA
(In millions)
XXX bps increase in the Company’s credit spread	$XXX	$XXX

As reported	XXX	XXX

XXX bps decrease in the Company’s credit spread	XXX	XXX

Mr. James B. Rosenberg
May 14, 2010

Consolidated Results of Operations
Year Ended December 31, 2009 compared with the Year Ended December 31, 2008,

2.	Please revise your disclosure to reconcile the amount disclosed for the unfavorable variance in net investment gains (losses) of $5.2 billion to amount disclosed on the income statement. Please disclose the amounts attributable to each factor included to explain the negative change in freestanding derivatives on page 82. Finally, please disclose the amount of the losses attributable to a narrowing of the company’s own credit spread.
Management Response:
The $5.2 billion unfavorable variance presented on page 82 of the Company’s 2009 Form 10-K highlights the impact the change in net investment gains (losses), together with related offsets and taxes, had on the year over year $5.8 billion change in income (loss) from continuing operations, net of income tax. The following is a reconciliation of the amounts disclosed on the Consolidated Statements of Operations to the $5.2 billion variance (in billions):

Net investment gains (losses) per Consolidated Statements of Operations:
Year Ended December 31, 2009	$(7.8)
Year Ended December 31, 2008	1.8

Variance	(9.6)
Other variances — related offsets (principally amortization of DAC and VOBA)*	1.5

Pre-tax variances	(8.1)
Income tax effect	2.9

Variance in net investment gains (losses), net of related adjustments and income tax	$5.2

*	Related offsets to net investment gains (losses) are presented in the “Reconciliation of GAAP revenues to operating revenues and GAAP expenses to operating expenses” on page 84 of the 2009 Form 10-K — $(27) million less $(700) million less $18 million plus $839 million.
Commencing with the Company’s Form 10-Q filing for the quarter ended June 30, 2010, we will include the detailed disclosures requested as relevant to the periods reported in the respective filings. The following is an example of the proposed disclosure based on the year ended December 31, 2009 compared with the year ended December 31, 2008:
During the year ended December 31, 2009, MetLife’s income (loss) from continuing operations, net of income tax, decreased $5.8 billion to a loss of $2.3 billion from income of $3.5 billion in 2008. The year over year change was predominantly due to a $9.6 billion unfavorable variance in net investment gains (losses) — losses of $7.8 billion in 2009 from gains of $1.8 billion in 2008. Offsetting this variance were changes in adjustments related to net investment gains (losses) of $1.5 billion, principally associated with DAC and VOBA

Mr. James B. Rosenberg
May 14, 2010

amortization, and $2.9 billion of income tax resulting in a total unfavorable variance related to net investment gains (losses) of $5.2 billion.
The unfavorable variance in net investment gains (losses), net of related adjustments and income tax, was primarily driven by losses on freestanding derivatives, partially offset by gains on embedded derivatives associated with variable annuity minimum benefit guarantees, and decreased losses on fixed maturity securities. The negative change in freestanding derivatives, from gains in the prior year to losses in the current year, totaled $8.6 billion, of which $8.1 billion was primarily attributable to the following factors: the effect of rising interest rates on certain interest rate-sensitive derivatives that are economic hedges of certain invested assets and insurance liabilities totaling $3.3 billion; equity market and interest rate derivatives that are economic hedges of embedded derivatives totaling $3.1 billion and $1.2 billion, respectively; and weakening U.S. Dollar on certain foreign currency sensitive derivatives totaling $0.5 billion. Losses on embedded derivatives decreased from losses to gains and were driven primarily by rising interest rates and improving equity market performance. The gains were net of losses of $3.2 billion attributable to a narrowing of the Company’s own credit spread. Losses on the freestanding derivatives hedging these embedded derivatives risks substantially offset the change in the liabilities attributable to market factors, excluding the adjustment for the change in the Company’s own credit spread, which is not hedged. The decrease in losses on fixed maturity securities is primarily attributable to lower net losses on sales of fixed maturity securities, partially offset by increased impairments due to the current financial market conditions, although this trend lessened in the latter part of 2009.
3.	Please include an explanation for the change in the provision for income tax expense (benefit) in results of operations.
Management Response:
Commencing with the Company’s Form 10-K filing for the year ended December 31, 2010, we will include an explanation for the change in the provision for income tax expense (benefit) in Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Consolidated Results of Operations. Further, in future interim filings we will include similar disclosure if a significant fluctuation occurs. The following is an example of the proposed disclosure based on the year ended December 31, 2009 compared with the year ended December 31, 2008:
The income tax benefit for the twelve months ended December 31, 2009 was $2,015 million, or 47% of the loss from continuing operations before benefit for income tax, compared with income tax expense of $1,580 million, or 32% of income from continuing operations before provision for income tax for 2008. The Company’s 2009 effective tax rate differs from the U.S. statutory rate of 35% primarily due to the impact of certain permanent tax differences, including non-taxable investment income and tax credits for investments in low income housing, in relation to the loss from continuing operations before income tax, as well as certain foreign permanent tax differences. The

Mr. James B. Rosenberg
May 14, 2010

Company’s 2008 effective tax rate differs from the U.S. statutory rate of 35% primarily due to the impact of non-taxable investment income and tax credits for investments in low income housing (see Note 15 “Income Tax” of the Notes to the Consolidated Financial Statements for a reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations).
4.	In your discussion of other expenses you reference several factors that contributed to the increase in expense. This discussion did not quantify the impact that each of these significant factors had individually. Please revise your disclosure to quantify the changes that resulted from each of the significant factors referenced. This also applies to other disclosure in your document where multiple factors are referenced, but not quantified.
Management Response:
The following is an example of the proposed quantitative explanation of the factors influencing the changes in other expenses based on the year ended December 31, 2009 compared with the year ended December 31, 2008. Commencing with the Company’s Form 10-Q for the quarter ended June 30, 2010, we will include similar disclosure in Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Consolidated Results of Operations.
The key driver of the $444 million increase in other expenses stemmed from the impact of market conditions on certain expenses, primarily from higher pension and postretirement benefit costs of $213 million, primarily due to lower equity returns and interest rates, as well as higher reinsurance expenses and letter of credit fees, which together increased $53 million. Also contributing to the rise in other expenses was an increase of $102 million in variable costs such as commissions and premium taxes as well as an increase of $63 million in other employee related expenses such as corporate owned life insurance and deferred compensation expense. These increases were partially offset by decreases totaling $78 million related to professional services, travel, information technology and advertising expenses, which reflect the impact of the Company’s Operational Excellence initiative.
Commencing with the Company’s Form 10-Q filing for the quarter ended June 30, 2010, we will, as appropriate, add quantitative information to other disclosures where multiple factors are referenced.

Mr. James B. Rosenberg
May 14, 2010

Notes to the Consolidated Financial Statements
Note 3. Investments
Mortgage Loans, page F-65
5.	Please disclose, preferably in a table, loans in your commercial loan portfolio grouped by current loan-to-value ratio, as appropriate, to provide informative disclosure about different levels of loan-to-value ratio along with the corresponding fair value. For example, groupings could include loans classified as low, medium or high loan-to-value ratio with a note explaining the definition of low, medium to high.
Management Response:
The Company currently discloses the average loan-to-value ratio of its commercial loan portfolio within Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations – Mortgage Loan Credit Quality – Monitoring Process – Commercial and Agricultural Loans on pages 126-127 of the 2009 Form 10-K. Commencing with the Company’s Form 10-K filing for the year ended December 31, 2010, we will add the following disclosure to Note 1 “Business, Basis of Presentation and Summary of Significant Accounting Policies” of the Notes to the Consolidated Financial Statements:
In connection with monitoring the credit quality of its commercial loan portfolio, the Company reviews, among other factors, the loan-to-value ratio of its commercial loans. Loan-to-value ratio is a common measure in the assessment of the quality of commercial mortgage loans. Loan-to-value ratio compares the amount of the loan to the estimated fair value of the underlying collateral. A loan-to-value ratio greater than 100% indicates that the loan amount is greater than the collateral value. A loan-to-value ratio of less than 100% indicates an excess of collateral value over the loan amount. The Company’s credit quality monitoring process includes a periodic quality rating process and an evaluation of the estimated fair value of the underlying collateral.
The following is an example of proposed additional disclosure based on the commercial mortgage loan portfolio as of December 31, 2009. Commencing with the Company’s Form 10-K filing for the year ended December 31, 2010, we will add similar disclosure to Note 3 “Investments – Mortgage Loans” of the Notes to the Consolidated Financial Statements.

Mr. James B. Rosenberg
May 14, 2010

The carrying values, net of valuation allowances, and estimated fair values of the commercial mortgage loan portfolio by the indicated loan-to-value ratio categories were as follows at:

	December 31, 2009
	Carrying
	Value, Net
	of Valuation	% of	Estimated	% of
Loan-to-value ratio:	Allowances	Total	Fair Value	Total

0%-50%	$6,783	20%	$6,889	21%
51%-60%	4,019	12%	3,963	12%
61%-70%	8,699	25%	8,364	26%
71%-80%	8,195	24%	7,658	23%
81%-90%	4,996	14%	4,233	13%
91%-100%	1,077	3%	868	3%
Greater than 100%	818	2%	672	2%

Total commercial mortgage loans	$34,587	100%	$32,647	100%

*****
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at 212-578-2005. For your convenience, we are sending a copy of this letter to you via e-mail, in addition to filing it on EDGAR under the form type label CORRESP.
Sincerely,
/s/ Peter M. Carlson
Peter M. Carlson
cc: William J. Wheeler